UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                             UNITED RENTALS, INC.
                             --------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)


                                   911363109
                             --------------------
                                (CUSIP Number)


                                March 31, 2006
                             --------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                              [ ] Rule 13d-1(b)

                              [X] Rule 13d-1(c)

                              [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 15 Pages
                            Exhibit Index: Page 13

                                  SCHEDULE 13G

CUSIP No.: 911363109                                          Page 2 of 15 Pages

.................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         CLOVIS CAPITAL MANAGEMENT, L.P.
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [X]

         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Delaware
.................................................................................
Number of
Shares             5.      Sole Voting Power            None
Beneficially       .............................................................
Owned by Each      6.      Shared Voting Power          4,120,694
Reporting          .............................................................
Person With        7.      Sole Dispositive Power       None
                   .............................................................
                   8.      Shared Dispositive Power     4,120,694
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,120,694
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

         [ ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.3% based on 77,520,680 shares outstanding as of March 1, 2006
.................................................................................
12.      Type of Reporting Person:


         PN; IA

CUSIP No.: 911363109                                          Page 3 of 15 Pages

.................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         CLOVIS CAPITAL GROUP, LLC
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [X]

         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Delaware
.................................................................................
Number of
Shares             5.      Sole Voting Power            None
Beneficially       .............................................................
Owned by Each      6.      Shared Voting Power          4,120,694
Reporting          .............................................................
Person With        7.      Sole Dispositive Power       None
                   .............................................................
                   8.      Shared Dispositive Power     4,120,694
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,120,694
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

         [ ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.3% based on 77,520,680 shares outstanding as of March 1, 2006
.................................................................................
12.      Type of Reporting Person:


         OO

                                 SCHEDULE 13G

CUSIP No.: 911363109                                          Page 4 of 15 Pages

.................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         CLOVIS CAPITAL PARTNERS (CAYMAN), LTD.
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [X]

         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Cayman Islands, British West Indies
.................................................................................
Number of
Shares             5.      Sole Voting Power            None
Beneficially       .............................................................
Owned by Each      6.      Shared Voting Power          4,120,694
Reporting          .............................................................
Person With        7.      Sole Dispositive Power       None
                   .............................................................
                   8.      Shared Dispositive Power     4,120,694
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,120,694
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

         [ ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.3% based on 77,520,680 shares outstanding as of March 1, 2006
.................................................................................
12.      Type of Reporting Person:


         CO

                                 SCHEDULE 13G

CUSIP No.: 911363109                                          Page 5 of 15 Pages

.................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         CLOVIS CAPITAL PARTNERS INSTITUTIONAL, L.P.
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [X]

         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Delaware
.................................................................................
Number of
Shares             5.      Sole Voting Power            None
Beneficially       .............................................................
Owned by Each      6.      Shared Voting Power          4,120,694
Reporting          .............................................................
Person With        7.      Sole Dispositive Power       None
                   .............................................................
                   8.      Shared Dispositive Power     4,120,694
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,120,694
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

         [ ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.3% based on 77,520,680 shares outstanding as of March 1, 2006
.................................................................................
12.      Type of Reporting Person:


         PN

                                 SCHEDULE 13G

CUSIP No.: 911363109                                          Page 6 of 15 Pages

.................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         CLOVIS CAPITAL PARTNERS, L.P.
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [X]

         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         Delaware
.................................................................................
Number of
Shares             5.      Sole Voting Power            None
Beneficially       .............................................................
Owned by Each      6.      Shared Voting Power          4,120,694
Reporting          .............................................................
Person With        7.      Sole Dispositive Power       None
                   .............................................................
                   8.      Shared Dispositive Power     4,120,694
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,120,694
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

         [ ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.3% based on 77,520,680 shares outstanding as of March 1, 2006
.................................................................................
12.      Type of Reporting Person:


         PN

                                  SCHEDULE 13G

CUSIP No.: 911363109                                          Page 7 of 15 Pages

.................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         MR. MICHAEL PROBER
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [X]

         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         United States of America
.................................................................................
Number of
Shares             5.      Sole Voting Power            None
Beneficially       .............................................................
Owned by Each      6.      Shared Voting Power          4,120,694
Reporting          .............................................................
Person With        7.      Sole Dispositive Power       None
                   .............................................................
                   8.      Shared Dispositive Power     4,120,694
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,120,694
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

         [ ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.3% based on 77,520,680 shares outstanding as of March 1, 2006
.................................................................................
12.      Type of Reporting Person:


         HC

                                  SCHEDULE 13G

CUSIP No.: 911363109                                          Page 8 of 15 Pages

.................................................................................
1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         MR. SCOTT SCHER
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [X]

         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization

         United States of America
.................................................................................
Number of
Shares             5.      Sole Voting Power            None
Beneficially       .............................................................
Owned by Each      6.      Shared Voting Power          4,120,694
Reporting          .............................................................
Person With        7.      Sole Dispositive Power       None
                   .............................................................
                   8.      Shared Dispositive Power     4,120,694
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,120,694
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

         [ ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         5.3% based on 77,520,680 shares outstanding as of March 1, 2006
.................................................................................
12.      Type of Reporting Person:


         HC

                                                            Page 9 of 15 Pages


Item 1(a).  Name of Issuer:

            United Rentals, Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Five Greenwich Office Park, Greenwich, CT 06831.

Item 2(a).  Name of Person Filing

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)    Clovis Capital Management, L.P. ("Clovis Capital
                  Management");

            ii)   Clovis Capital Group, LLC ("Clovis Capital Group");

            iii) Clovis Capital Partners (Cayman), Ltd. ("Clovis Capital Partners (Cayman)");

            iv) Clovis Capital Partners Institutional, L.P. ("Clovis Capital Partners Institutional");

            v)    Clovis Capital Partners, L.P. ("Clovis Capital Partners");

            vi)   Mr. Michael Prober ("Mr. Prober"); and

            vii)  Mr. Scott Scher ("Mr. Scher").

            This Statement relates to Shares (as defined herein) held for the accounts of Clovis Capital Partners (Cayman), Clovis Capital Partners Institutional, and Clovis Capital Partners. Clovis Capital Management is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and serves as Investment Manager to each of Clovis Capital Partners (Cayman), Clovis Capital Partners Institutional and Clovis Capital Partners. Clovis Capital Group serves as general partner for each of Clovis Capital Partners Institutional and Clovis Capital Partners. Mr. Prober and Mr. Scher are portfolio managers at Clovis Capital Management with authority to make all voting and investment decisions regarding the Shares held for the accounts of each of Clovis Capital Partners (Cayman), Clovis Capital Partners Institutional, and Clovis Capital Partners. Each of Mr. Prober and Mr. Scher is a limited partner of Clovis Capital Management and is a managing member of Clovis Capital Group.

Item 2(b).  Address of Principal Business Office or, if None, Residence

            The address of the principal business office of each of Clovis Capital Management, Clovis Capital Group, Clovis Capital Partners Institutional, Clovis Capital Partners, Mr. Prober and Mr. Scher is 640 Fifth Avenue, 14th Floor, New York, New York 10019. The address of the principal business office of Clovis Capital Partners (Cayman) is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Harbour Centre, George Town, Grand Cayman, Cayman Islands, British West Indies.

Item 2(c).  Citizenship

            i) Clovis Capital Management is a Delaware limited partnership;

            ii) Clovis Capital Group is a Delaware limited liability company;

            iii) Clovis Capital Partners (Cayman) is a Cayman Islands exempted company;

            iv) Clovis Capital Partners Institutional is a Delaware limited partnership;

            v) Clovis Capital Partners is a Delaware limited partnership;

            vi) Mr. Prober is a citizen of the United States of America; and

            vii) Mr. Scher is a citizen of the United States of America.

                                                            Page 10 of 15 Pages

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 par value per share (the "Shares").

Item 2(e).  CUSIP Number:

            911363109

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            This Item 3 is not applicable.

Item 4.     Ownership:

Item 4(a)   Amount Beneficially Owned:

            As of April 6, 2006,  each of the Reporting  Persons may be deemed to be the beneficial owner of 4,120,694 Shares. This number consists of: (A) 2,491,964 Shares held for the account of Clovis Capital Partners (Cayman); (B) 1,426,681 Shares held for the account of Clovis Capital Partners Institutional; and (C) 202,049 Shares held for the account of Clovis Capital Partners.

Item 4(b)   Percent of Class:

            The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 5.3% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed annual report on Form 10-K, there were 77,520,680 Shares outstanding as of March 1, 2006).

Item 4(c)   Number of Shares of which such person has:

Clovis Capital Management, Clovis Capital Group, Clovis  Capital Partners
-------------------------------------------------------------------------
(Cayman), Clovis Capital Partners Institutional, Clovis Capital Partners,
-------------------------------------------------------------------------
Mr. Prober and Mr. Scher:
-------------------------

(i) Sole power to vote or direct the vote:                                 None

(ii) Shared power to vote or direct the vote:                         4,120,694

(iii) Sole power to dispose or direct the None disposition of:             None

(iv) Shared power to dispose or direct the disposition of:            4,120,694


Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable

                                                            Page 11 of 15 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2(a) hereof.

Item 8.     Identification and Classification of Members of the Group:

            See Exhibit A hereof.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                           Page 12 of 15 Pages



                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2006             CLOVIS CAPITAL MANAGEMENT, L.P.


                                By: /s/ Jeffrey A. Podell
                                    ----------------------------
                                Name: Jeffrey A. Podell
                                Title: Chief Financial Officer

Date: April 7, 2006             CLOVIS CAPITAL GROUP, LLC


                                By: /s/ Jeffrey A. Podell
                                    ----------------------------
                                Name: Jeffrey A. Podell
                                Title: Chief Financial Officer

Date: April 7, 2006             CLOVIS CAPITAL PARTNERS (CAYMAN), LTD.

                                By: Clovis Capital Management, L.P.
                                    As Investment Manager


                                By: /s/ Jeffrey A. Podell
                                    ----------------------------
                                Name: Jeffrey A. Podell
                                Title: Chief Financial Officer

Date: April 7, 2006             CLOVIS CAPITAL PARTNERS INSTITUTIONAL, L.P.

                                By: Clovis Capital Group, LLC
                                    As General Partner


                                By: /s/ Jeffrey A. Podell
                                    ----------------------------
                                Name: Jeffrey A. Podell
                                Title: Chief Financial Officer

Date: April 7, 2006             CLOVIS CAPITAL PARTNERS, L.P.

                                By: Clovis Capital Group, LLC
                                    As General Partner


                                By: /s/ Jeffrey A. Podell
                                    ----------------------------
                                Name: Jeffrey A. Podell
                                Title: Chief Financial Officer


Date: April 7, 2006             MR. MICHAEL PROBER

                                /s/ Michael Prober
                                --------------------------------


Date: April 7, 2006             MR. SCOTT SCHER

                                /s/ Scott Scher
                                --------------------------------

                                                           Page 13 of 15 Pages



                                 EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A.    Identity of Group Members Pursuant to Item 8. hereof........         14

B.    Joint Filing Agreement, dated April 7, 2006 by and among
      Clovis Capital Management, L.P., Clovis Capital Group, LLC,
      Clovis Capital Partners (Cayman), Ltd., Clovis Capital
      Partners Institutional, L.P., and Clovis Capital
      Partners, Mr. Michael Prober and Mr. Scott Scher.............        15

                                                           Page 14 of 15 Pages

                                   EXHIBIT A

                 IDENTITY OF GROUP MEMBERS PURSUANT TO ITEM 8


The members of the group are:

            i)    Clovis Capital Management, L.P.;

            ii)   Clovis Capital Group, LLC;

            iii)  Clovis Capital Partners (Cayman), Ltd.;

            iv)   Clovis Capital Partners Institutional, L.P.;

            v)    Clovis Capital Partners, L.P.;

            vi)   Mr. Michael Prober; and

            vii)  Mr. Scott Scher.

                                                           Page 15 of 15 Pages


                                   EXHIBIT B

                            JOINT FILING AGREEMENT

            The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of United Rentals, Inc. dated as of April 7, 2006 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: April 7, 2006             CLOVIS CAPITAL MANAGEMENT, L.P.


                                By: /s/ Jeffrey A. Podell
                                    ----------------------------
                                Name: Jeffrey A. Podell
                                Title: Chief Financial Officer

Date: April 7, 2006             CLOVIS CAPITAL GROUP, LLC


                                By: /s/ Jeffrey A. Podell
                                    ----------------------------
                                Name: Jeffrey A. Podell
                                Title: Chief Financial Officer

Date: April 7, 2006             CLOVIS CAPITAL PARTNERS (CAYMAN), LTD.

                                By: Clovis Capital Management, L.P.
                                    As Investment Manager


                                By: /s/ Jeffrey A. Podell
                                    ----------------------------
                                Name: Jeffrey A. Podell
                                Title: Chief Financial Officer

Date: April 7, 2006             CLOVIS CAPITAL PARTNERS INSTITUTIONAL, L.P.

                                By: Clovis Capital Group, LLC
                                    As General Partner


                                By: /s/ Jeffrey A. Podell
                                    ----------------------------
                                Name: Jeffrey A. Podell
                                Title: Chief Financial Officer

Date: April 7, 2006             CLOVIS CAPITAL PARTNERS, L.P.

                                By: Clovis Capital Group, LLC
                                    As General Partner


                                By: /s/ Jeffrey A. Podell
                                    ----------------------------
                                Name: Jeffrey A. Podell
                                Title: Chief Financial Officer


Date: April 7, 2006             MR. MICHAEL PROBER

                                /s/ Michael Prober
                                --------------------------------


Date: April 7, 2006             MR. SCOTT SCHER

                                /s/ Scott Scher
                                --------------------------------